SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013
_______________________

SILICOM LTD.

(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  February 19th,  2013

FOR IMMEDIATE RELEASE

BREAKTHROUGH FOR SILICOM: IMMEDIATE
DESIGN WIN FOR JUST-LAUNCHED
PATENT-PENDING INTELLIGENT TIME-
STAMPING ADAPTER CONFIRMS HUGE
POTENTIAL

- Clear Current Market Opportunities & Exploding Need for Time-Stamping
 Solutions Expected to Ramp Up Silicom Sales by Additional $15-20M/Yr -

- Solution Already Under Evaluation by a Number of World Leaders -

KFAR SAVA, Israel— February 19, 2013, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has launched a new family of Intelligent Nano-Second Time-Stamping NICS, a breakthrough enabler of next-generation network monitoring in Big Data environments, and that it has already secured an immediate Design Win for the product line’s first adapter.

Based on patent-pending technology and an innovative new concept, Silicom’s adapters combine Intel’s networking silicon and the Company’s proprietary time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets at the industry’s highest resolution and accuracy. The time-stamping solution’s unique architecture enables it to outperform the competition with a broad range of advantages, including the full feature-set of Intel’s networking silicon, much lower power consumption and much higher fan-less reliability – all at a very competitive price.

“Initial market reaction to our unique Nano-Time-Stampers has been overwhelming, demonstrating how ‘hot’ the networking monitoring arena has become in the Big Data era and how outstanding our solution is,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “In fact, almost immediately upon product launch, we received our first Design Win with a leading Application & Network Performance Management player, and are already in the evaluation stage with a number of global leaders. As such, the product has enjoyed immediate traction, positioning us to capture significant market share in this large and rapidly-growing market. We will be recording our first Time Stamp revenues shortly, and project a rapid sales ramp-up to reach annual revenues of $15 to $20 million within just a few years.”

In today’s faster and more inter-connected networks, time-stamps at the packet level are prerequisites for effective analysis of network performance-related issues such as latency and jitter, as well as critical enablers of e-trading, digital forensics and other time-sensitive applications. By providing a superior solution at a highly-competitive price point, Silicom is offering all market players a highly compelling business case for selecting Silicom’s offering over others. In addition, Silicom’s approach resolves the price, power and/or reliability issues that prevented many types of customers from incorporating nano-precision time-stamping into their applications, adding them to the large and growing addressable market for Silicom’s breakthrough solution.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com